[TexCom Resources, Inc. Logo]

December 13, 2004

VIA TELECOPIER AND EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention: Dan Morris

Re:
TexCom, Inc.
Registration Statement on Form 10-SB
File Number 000-50943)

Ladies and Gentlemen:

        TexCom, Inc., a Texas corporation (the "Company") hereby makes application to withdraw the Registration Statement on Form 10-SB (File No. 000-50943), including all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on October 15, 2004, under the Securities Exchange Act of 1934 (the "Act"). This application is made pursuant to Rule 477 and Section 12(g)(1) of the Act. The Commission has not declared the Registration Statement effective.

        The reason for the withdrawal of the Registration Statement is that the Company prefers to re-file a Form 10-SB that includes interim financial statements through September 30, 2004, and financial statements of M.B. Energy Services, Inc. and that addresses all of the Commission's comments.

        Thank you for your consideration of this application. If you have any questions or concerns, please call John T. Unger of Thompson & Knight, LLP, at 713-653-8811.

Very truly yours,
TexCom, Inc.
By	/s/ B. BRITT BROOKS B. Britt Brooks, Vice President
cc:
John T. Unger

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